FIRST UNITED CORPORATION



2010 Annual Report

Letter to the Shareholders

As I write this year's Annual Letter to shareholders, I am met with a mixture of feelings. Relief that the worst of this recession appears to be abating. Remorse for the significant damage it has caused to the Company. Regret for some of the strategies that, although well-conceived, negatively impacted our financial performance over the past two years due to the effects of a recession that no one could have predicted. Resolve to execute on our strategies that will restore the Company. Respect for the Directors and associates in the Company that have worked tirelessly to address the multiple challenges we have faced. Resurgent about the future with its opportunities. I will address each of these in turn.

The current recession is rivaled only by the Great Depression in terms of depth, severity and duration. After three years, the economy remains very much mixed. Statistically, those elements that signal recession and recovery clearly indicate that the recession is over. Funny, it does not feel that way. We still have customers struggling in their businesses and personal financial lives. Economists indicate that the recovery will be slow and sputtering. We have, nevertheless, seen signs within our markets that are more encouraging. People are beginning to spend and invest, although very slowly, and very cautiously. Several small businesses have worked their way back from the brink. This has been reflected by improving trends within our loan portfolio.

As the economy's skies slowly clear, there is much damage in the wake of the storm that will take a while to repair. This is evident in the amount of loans and investments that are rated as substandard. Your Company has been aggressive in recognizing credit issues within both our loan portfolio and our investment portfolio. This recognition impels us to recognize potential future losses now and to accrue charges against earnings and capital. Further, we have moved decisively to increase our loan loss reserve to buffer the Company from future erosion. While we have seen recent improvement in our asset quality, our loan loss reserve remains at a historically high level. As such, we will continue to work diligently to reduce the amount of adversely classified assets in the Company. This will take several forms, including working closely with customers to restructure troubled loans, proactively taking charges on loans where total recovery is unlikely, maintaining a high loan loss reserve and disposing of some assets.

I am from time to time asked: "What happened?" I shared our recent history at last year's meeting, but it bears repeating. As we evaluated our strategic opportunities in 2006 and 2007, we recognized that we had made investments into new vibrant markets – notably Morgantown and Martinsburg, WV and Frederick and Hagerstown, MD. We believed that these investments would need a few years before they hit their stride. We would need to take steps to project ourselves into these markets. Until then, we knew that they would represent a drag on our earnings. The decision was made that would leverage the Company over the course of the next few years in order to continue delivering the rate of earnings growth which had become the norm in the Company. To accomplish this, investments would be made into institutional-grade trust preferred securities and select loan participations. To an extent, these investments would be funded with borrowings from the Federal Home Loan Bank of Atlanta and other sources. As the financial markets collapsed in 2008 and 2009, the investments in our trust preferred securities collapsed as well. This led to significant charges to earnings in 2009 and 2010. The elevated levels of loan participations, which were also adversely impacted by the recession, exacerbated our credit issues. These two factors contributed greatly towards the losses we have encountered over the past quarters and the decrease in our capital. Throughout it all, however, your Company has remained well capitalized, as defined by our regulators, and is not on the list of problem banks in the country. First United is essentially in the middle of the pack. Some of our peers fared far better; others have failed, or are under strident regulatory scrutiny.

As a result of these events, the markets pummeled the stock price to historically low levels and the dividend was discontinued. This has impacted everyone, including all our shareholders, public, institutional and associates alike. While regrettable, it is hoped and anticipated that the difficult steps taken by the Company will restore the strength of the Company, and that this will be recognized by the markets.

As the Company moves forward, steps are being taken to restore its strength and viability. To accommodate the diminishment of capital, the Company intends to decrease its size through balance sheet restructurings. We intend to use excess cash which the Company accumulated through 2009 and 2010 to pay down borrowings while still maintaining an appropriate level of liquidity. As discussed earlier, steps will be taken to decrease the volume of adversely classified assets as well. This right sizing of the Company should bring greater congruity between its asset base and its capital level. As earnings come back on line, capital should begin to grow through retained earnings. While regrettable, the Board of Directors' decisions to reduce and then eliminate the cash dividends should accelerate this increase in capital. Sharp focus will be maintained on expense control. Notably, the number of full time equivalent employees has dropped from 436 in 2008 to 400 today, even though two additional community offices were opened during that time.

Despite all this, the Board and associates are excited about the future. Our focus on community and community oriented business owners plays to the strength of First United as a community bank. Throughout the difficult times, we have continued to see growth in the number of customers - consumer and businesses - that we serve. Our strategically located offices in our growth markets position us well to capture new business. Our size should continue to serve us well as we are small enough to tailor solutions for our customers, yet large enough to provide them with the array of services and delivery channels they expect. We are hopeful that our strategies for increasing earnings and improving asset quality will propel the Company to strength and profitability, which I expect will be noted by the market.

In closing, the Company is emerging from its most difficult period in nearly a century. It has impacted all of us - customers, associates and shareholders. We are strongly encouraged by what we see as a bright future that should, over time, translate into community service, financial strength and profitability. In speaking for all associates, I can say we have been heartened by the ongoing support of our communities and shareholders. While some have understandably been harsh in their comments to us, we have received many more comments encouraging and supporting us in our efforts. We thank you for your support, and look forward to continued service to you.



William B. Grant
Chairman of the Board,
President and Chief Executive Officer


MyBank!
DELIVERS
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Shareholder Information

Market Summary of Stock

First United Corporation's common stock is listed on the NASDAQ Global Select Market under the symbol FUNC. The following summary reflects the high and low trades during the period of the years ended December 31, 2010 and 2009.

2010	High	Low
1st Quarter	$7.36	$4.66
2nd Quarter	$7.12	$3.80
3rd Quarter	$5.04	$3.32
4th Quarter	$5.00	$3.06

2009	High	Low
1st Quarter	$14.96	$7.02
2nd Quarter	$12.50	$8.06
3rd Quarter	$12.00	$10.15
4th Quarter	$11.80	$5.88

Cash Dividends

Cash dividends were declared by the Corporation on the dates indicated in the following manner:

	2010	2009
1st Quarter	$.010	$.200
2nd Quarter	$.010	$.200
3rd Quarter	$.010	$.200
4th Quarter	$.--	$.100

No guarantees can be made that dividends will be declared in any fiscal quarter.

If you need assistance in any of the following areas:

- Change in registration
- Reporting lost certificates
- Non-receipt or loss of dividend checks
- Information on the dividend reinvestment plan

Please contact our transfer agent at:
Stock Trans, Inc., A Broadridge Company
44W. Lancaster Avenue
Ardmore, PA 19003
www.stocktrans.com

First United's Direct Line:
1-800-953-2593
TDD for Hearing Impaired 800-231-5469

Foreign Shareowners:
(201) 680-6578

TDD Foreign Shareowners:
(201) 680-6610

Shareholders' Meeting
The annual shareholders' meeting will be held on:
Thursday, May 12, 2011, 10:00 a.m.
Wisp at Deep Creek Mountain Resort
McHenry, MD 21541

S.E.C. Form 10-K
The Corporation files an annual report on Form 10-K with the Securities and Exchange Commission. **A copy of this statement will be sent without charge to any shareholder who requests in writing to:**

Carissa L. Rodeheaver, Secretary
First United Corporation
c/o First United Bank & Trust
P.O. Box 9
Oakland, MD 21550-0009

The information can also be accessed on our website at:
www.mybank4.com

Office and Automatic Teller (ATM) Locations


PENNSYLVANIA
MARYLAND
Smithsburg
Hagerstown
Myersville
Frederick
Martinsburg
Cumberland
Frostburg
Lavale
Grantsville
Friendsville
Morgantown
Bel Air
Deep Creek
Westernport
Oakland
Tri-Towns
Keyser
WEST VIRGINIA
VIRGINIA
Moorefield
FIRST UNITED LOCATIONS
Office
ATM
Office and ATM

Summary of Selected Financial Data 1996-20

(Dollars in thousands, except per share data)

	2010	2009	2008	2007	2006	2005	
Results of Operations:							
Tax-equivalent interest income	$ 72,730	$ 87,478	$ 97,061	$ 95,286	$ 81,838	$ 70,533	$
Interest expense	29,164	32,104	43,043	49,330	39,335	29,413	
Tax-equivalent net interest income	43,566	55,374	54,018	45,956	42,503	41,120	
Tax-equivalent adjustment	1,983	2,136	1,845	1,721	1,569	777	
Provision for loan losses	15,726	15,588	12,925	2,312	1,165	1,078	
Net interest income after provision for loan losses	25,857	37,650	39,248	41,923	39,769	39,265	
Noninterest income	450	(10,892)	13,769	15,092	14,041	14,088	
Operating noninterest income	14,944	15,390	15,766	16,697	14,037	14,213	
Non-operating noninterest income:							
Net (losses)/gains-other	$ (6,130)	$ 411	$ 727	$ -	$ -	$ -	$
Net securities impairment losses	(8,364)	(26,693)	(2,724)	(1,605)	4	(125)	
Noninterest expenses	44,521	46,578	40,573	38,475	35,490	34,654	
Operating noninterest expenses	43,791	45,497	39,889	37,819	34,931	34,095	
Non-operating noninterest expenses:							
Restructuring costs	$ -	$ -	$ -	$ -	$ -	$ -	$
Amortization of goodwill and intangible assets	730	1,081	684	656	559	559	
(Loss)/Income before income taxes	(18,214)	(19,820)	12,444	18,539	18,320	18,699	
Income tax (benefit)/expense	(8,017)	(8,496)	3,573	5,746	5,743	6,548	
Net (Loss)/income	(10,197)	(11,324)	8,871	12,793	12,577	12,151	
Preferred stock dividends and discount accretion	(1,559)	(1,430)	-	-	-	-	
Net (Loss) Attributable to/Income Available to Common Shareholders	(11,756)	(12,754)	8,871	12,793	12,577	12,151	
Common Dividends paid	801	4,893	4,774	4,796	4,662	4,544	
Net (Loss)/Income per FTE (Pre-tax)	$ (45,194)	$ (47,416)	$ 29,414	$ 43,829	$ 46,262	$ 48,317	$
Per Share Data:							
Basic net (loss)/income per common share	$ (1.91)	$ (2.08)	$ 1.45	$ 2.08	$ 2.05	$ 1.99	$
Diluted net (loss)/income per common share	(1.91)	(2.08)	1.45	2.08	2.05	1.99	
Common Dividends paid	0.13	0.80	0.80	0.78	0.76	0.74	
Book value (at year end)	10.68	11.49	11.89	17.05	15.77	15.04	
Tangible book value (at year end)	8.45	9.17	9.36	14.68	13.81	12.66	
Financial Condition (at year end):							
Assets	$1,696,445	$1,743,796	$1,639,104	$1,478,909	$1,349,317	$1,310,991	$1
Deposits	1,301,646	1,304,166	1,222,889	1,092,740	971,381	955,854	
Net loans and leases	987,615	1,101,794	1,120,199	1,035,962	957,126	954,545	
Securities	229,687	273,784	354,595	304,908	263,272	230,095	
Shareholders' equity	95,640	100,566	72,690	104,665	96,856	92,039	
Performance Ratios (for the year):							
Return on average equity	(10.10%)	(11.02%)	9.31%	12.70%	13.07%	13.61%	
Return on average assets	(0.58)	(0.67)	0.55	0.90	0.96	0.95	
Yield on average interest-earning assets	4.52	5.63	6.62	7.28	6.78	5.98	
Rate on average interest-bearing liabilities	1.89	2.19	3.11	4.21	3.59	2.76	
Net interest spread	2.63	3.44	3.51	3.07	3.19	3.22	
Net interest margin	2.71	3.56	3.68	3.51	3.52	3.49	
Efficiency ratio	101.06	104.69	59.85	63.02	62.77	62.73	
Dividend payout ratio	(7.85)	(43.21)	55.17	37.50	37.04	37.19	
Capital and Credit Quality Ratios:							
Average equity to average assets	5.73%	6.06%	5.95%	7.10%	7.35%	7.00%	
Total risk-based capital ratio	11.57	11.20	12.18	12.51	12.95	12.66	
Allowance for loan losses	0.87	1.79	1.26	0.70	0.68	0.67	
Nonperforming assets to total assets	2.22	2.77	1.71	0.59	0.36	0.26	
Net charge-offs to average loans and leases	1.27	0.87	0.54	0.15	0.11	0.15	

2004	2003	2002	2001	2000	1999	1998	1997	1996	Compound Growth rate 1996-2010
61,380	$ 58,558	$ 58,430	$ 63,978	$ 64,307	$ 55,929	$ 48,140	$ 44,019	$ 39,814	6%
24,016	23,601	25,702	33,378	35,039	27,146	21,915	18,978	16,376	6%
37,364	34,957	32,728	30,600	29,268	28,783	26,225	25,041	23,438	6%
698	855	841	749	791	823	673	671	1,244	5%
2,534	833	1,506	2,926	2,198	2,066	1,176	935	749	36%
34,132	33,269	30,381	26,925	26,279	25,894	24,376	23,435	22,148	2%
12,971	11,867	9,007	9,314	7,789	6,936	6,091	5,967	4,869	-21%
12,268	10,858	9,373	8,736	7,912	6,821	5,853	5,876	4,845	12%
-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	-100%
703	1,009	(366)	578	(123)	115	238	91	24	-80%
35,969	29,821	26,038	23,381	21,995	20,739	19,058	19,530	17,394	10%
35,410	29,587	26,038	23,346	21,956	20,722	19,058	18,976	17,121	10%
-	$ -	$ -	$ -	$ -	$ -	$ -	$ 554	$ 273	-100%
559	234	-	35	39	17	-	-	-	100%
11,134	15,315	13,350	12,858	12,073	12,091	11,409	9,942	9,623	-7%
3,507	4,566	3,695	3,689	3,762	4,130	3,982	3,297	3,144	-10%
7,627	10,749	9,655	9,169	8,311	7,961	7,427	6,645	6,479	-5%
-	-	-	-	-	-	-	-	-	-100%
7,627	10,749	9,655	9,169	8,311	7,961	7,427	6,645	6,479	-6%
4,424	4,291	4,166	4,047	3,908	3,791	3,781	3,609	4,243	-15%
28,696	$ 40,517	$ 39,499	$ 41,746	$ 39,713	$ 40,570	$ 39,892	$ 35,386	$ 29,793	-4%
1.25	$ 1.77	$ 1.59	$ 1.51	$ 1.37	$ 1.30	$ 1.20	$ 1.05	$ 1.00	-7%
1.25	1.77	1.59	1.51	1.37	1.30	1.20	1.05	1.00	-7%
0.72	0.70	0.68	0.66	0.64	0.62	0.60	0.56	0.51	-13%
14.17	13.83	13.04	11.69	10.77	9.55	9.50	9.05	8.82	2%
11.69	11.29	12.91	11.56	10.64	9.41	9.50	9.05	8.82	0%
233,901	$1,108,241	$ 954,388	$ 818,824	$ 848,300	$ 793,991	$ 641,114	$ 569,030	$ 523,621	15%
850,661	750,161	610,460	588,518	636,819	598,572	511,500	500,060	452,539	14%
904,635	786,051	659,758	603,801	611,975	566,072	506,718	439,132	380,594	12%
210,661	223,615	215,236	130,692	152,858	150,565	96,728	94,595	110,068	9%
86,356	84,191	79,283	71,076	65,511	58,096	58,474	56,714	56,815	6%
8.91%	13.10%	12.75%	13.26%	13.40%	13.56%	12.92%	11.70%	11.48%	
0.65	1.03	1.13	1.11	1.03	1.12	1.24	1.21	1.29	
5.63	6.00	7.30	8.21	8.42	8.26	8.40	8.50	8.44	
2.43	2.70	3.21	4.28	4.58	4.20	4.07	3.90	3.71	
3.21	3.29	3.92	3.71	3.63	4.06	4.33	4.60	4.73	
3.43	3.58	4.08	3.93	3.84	4.23	4.56	4.83	4.97	
71.40	63.62	62.39	58.58	59.36	58.06	58.98	62.89	62.64	
57.48	39.65	42.76	43.71	46.72	47.69	50.00	53.33	51.00	
7.28%	7.88%	8.84%	8.34%	7.68%	8.23%	9.54%	10.35%	11.21%	
12.24	11.77	14.31	15.54	14.55	15.03	13.40	14.82	17.92	
0.75	0.75	0.91	0.94	0.83	0.77	0.65	0.60	0.57	
0.37	0.36	0.35	0.54	0.30	0.14	0.16	0.20	0.31	
0.20	0.17	0.19	0.37	0.25	0.18	0.11	0.11	0.19	

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
First United Corporation
Oakland, Maryland

We have audited the accompanying consolidated statements of financial condition of First United Corporation and subsidiaries ("Corporation") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First United Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2011 expressed an unqualified opinion.

Pittsburgh, Pennsylvania
March 8, 2011

ParenteBeard LLC